September 10, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Christine Westbrook

Suzanne Hayes

Re:	Conifer Holdings, Inc.

Form S-1

Filed August 10, 2018

File No. 333-226778

Dear Ms. Westbrook and Ms. Hayes:

Conifer Holdings, Inc. (“Conifer”) today filed Amendment No. 1 to its Registration Statement on Form S-1 (File No. 333-226778) (“Amendment No. 1”). This letter, which is being submitted on behalf of Conifer, responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above-referenced Registration Statement contained in your letter, dated August 28, 2018 (the “Comment Letter”).

For your convenience, we have included the text of the applicable comment in the Comment Letter in bold immediately before our response. All page references contained in our responses below are to the pages of Amendment No. 1 in the form filed today with the Commission.

Cover Page

1.

We note your disclosure that if the listing of the Notes is approved, trading of the Notes on the Nasdaq Global Market is expected to commence within 30 days after the initial delivery of the Notes. Please tell us whether the offering is contingent upon securing listing approval and if its not, please amend your cover page disclosure to clearly state this fact and provide related disclosure in the Risk Factors section.

The offering is not contingent upon securing listing approval. In response to the Staff’s comment, the disclosure on the cover page, page 16 and page 17 has been revised.

We hope that the foregoing, and the revisions to the Registration Statement set forth in Amendment No. 1, have been responsive to the Staff’s comment. Please direct any questions regarding this letter to Donald J. Kunz at (313) 465-7454 or via e-mail at dkunz@honigman.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Richard Fiato
Richard Fiato
Corporate Counsel
Conifer Holdings, Inc.

cc:	Donald J. Kunz
(Honigman, Miller, Schwartz and Cohn LLP)